

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

William S. Daugherty
Chairman and Chief Executive Officer
NGAS Resources, Inc.
120 Prosperous Place, Suite 201
Lexington, Kentucky 40509

> **Re: NGAS Resources, Inc.**
> **Form PREM14A**
> **Filed January 31, 2011**
> **File No. 0-12185**

Dear Mr. Daugherty:

We have limited our review of your filing to the issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Material United States Federal Income Tax Consequences of the Arrangement, page 77

1.   We note your disclosure that this section contains a "summary" of the material tax consequences to U.S. holders. Please revise your disclosure throughout the document to remove any suggestion that your tax discussion is merely a "summary," is of a "general nature," or otherwise does not contain all information material to investors regarding the tax consequences of the arrangement.

<u>U.S. Holders, page 77</u>

2.   We note your disclosure here and at pages 5 and 18 that the arrangement "may qualify" as a tax-free reorganization for U.S. federal income tax purposes. As it appears that you have not obtained, and do not intend to obtain, an opinion of counsel with respect to this material tax consequence, you should revise your disclosure to assume that the transaction will be taxable to U.S holders.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact John P. Lucas, Staff Attorney, at (202) 258-7768 or, in his absence, me at (202) 551-3611 with any questions.

                                Sincerely,

                                Anne Nguyen Parker
                                Branch Chief